TAHOE ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

VANCOUVER, British Columbia – May 3, 2018 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) is pleased to announce that the 10 nominees for the board of directors as listed in the Company’s 2018 Management Information Circular dated March 9, 2018, have been elected at the Company’s Annual General Meeting of shareholders (“AGM”) held today in Vancouver.

Detailed voting results regarding the election of directors are as follows: (Figures noted have been calculated based on the number of shares represented by proxies.)

Director’s Name	Votes For		Votes Against/Withheld
	Number	%	Number	%
Ronald W. Clayton	199,940,719	99.70	604,343	0.30
Tanya M. Jakusconek	198,805,649	99.13	1,739,413	0.87
Charles A. Jeannes	198,596,881	99.03	1,948,181	0.97
Drago G. Kisic	199,899,177	99.68	645,885	0.32
C. Kevin McArthur	195,964,680	97.72	4,580,382	2.28
Alan C. Moon	199,810,518	99.63	734,544	0.37
A. Dan Rovig	197,864,549	98.66	2,680,513	1.34
Paul B. Sweeney	199,522,718	99.49	1,022,344	0.51
James S. Voorhees	198,850,018	99.15	1,695,044	0.85
Kenneth F. Williamson	199,651,581	99.55	893,481	0.45

At the AGM, shareholders also voted on the following matters:

  Deloitte LLP, Chartered Accountants, was appointed as auditor of the Company.

  An advisory vote on Say on Pay, to accept the Company’s approach to executive compensation, was approved by shareholders, with votes for totaling 194,016,201 shares, representing 95.62% of shares voted.

  A resolution to approve amendments to the Share Option and Incentive Share Plan was approved by shareholders, with votes for totaling 195,143,020 shares, representing 96.25% of shares voted.

  A resolution to approve the new Performance Share Award Plan was approved by shareholders, with votes for totaling 200,250,319 shares, representing 98.73% of shares voted.

  A resolution to approve amendments to the Company’s Articles to increase the quorum requirement was approved by shareholders, with votes for totaling 202,048,243 shares, representing 99.62% of shares voted.

  A resolution to approve other amendments to the Company’s Articles was approved by shareholders, with votes for totaling 202,062,826 shares, representing 99.62% of shares voted.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: +1 775-448-5812